UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

AMENDMENT NO 1

Under The Securities Exchange Act of 1934

TORM A/S
(Name of Issuer)

Common Stock, par value 5 Danish Kroner per share
(Title of Class of Securities)

891072100
(CUSIP Number)

Eirini Nomikou 10 Skouze Street Piraeus 185 36, Greece With a copy to: Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Menfield Navigation Company Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,564,704

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

14,564,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
14,564,704

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%

14.	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Lodge Holdings Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,564,704

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

14,564,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
14,564,704

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%

14.	TYPE OF REPORTING PERSON*

HC
*SEE INSTRUCTIONS

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Eirini Nomikou
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF/PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS

CUSIP No.	891072100

Explanatory Note

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D that was filed with the Securities and Exchange Commission (the "SEC") on October 25, 2010 (the "Original Schedule 13D", together with this Amendment No. 1 the "Schedule 13D"), by Menfield Navigation Company Limited ("Menfield"), Lodge Holdings Inc. ("Lodge") and Ms. Eirini Nomikou ("Ms. Nomikou"). Except as set forth in this Amendment No. 1, all information included in the Original Schedule 13D is incorporated by reference herein and, unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

The purpose of this Amendment No. 1 is to report that the beneficial ownership of Ms. Nomikou was reduced from 14,564,704 to 0 Common Shares, as a result of the gift by Ms. Nomikou of all of her shares of Lodge, which includes her indirect beneficial ownership of all of the shares of Menfield and the 14,564,704 Common Shares Menfield owns, to Alpha Trust (the "Trust"), a trust settled in Cyprus under Cypriot law, the trustee of which is First Link Management Services Limited ("First Link"), a Cypriot trustee. The beneficial ownership structure of the Trust and the shares it controls are described in more detail in the Schedule 13D of Ryder Holdings Limited Liability Company ("Ryder"), Beltest Shipping Company Limited ("Beltest"), Menfield, Lodge and First Link that was filed with the SEC on October 3, 2011. On a going forward basis, the beneficial ownership of Menfield and Lodge will be reported on the Schedule 13D mentioned in the preceding sentence.

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON OCTOBER 25, 2010.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a) As a result of the gift by Ms. Nomikou of all of her shares of Lodge, Ms. Nomikou no longer controls the shares of Menfield and Lodge.

(b., c. and f.)
(i) The address of Menfield's principal place of business is 21, Vasili Michailidi Street, 3026 Limassol, Cyprus. The principal business of Menfield is acting as an investment holding company.   The sole director of Menfield is Marina Loizou, a citizen of Cyprus. She is a Cypriot attorney-at-law and her occupation in Menfield is as director/executive officer.

(ii) The address of Lodge's principal place of business is 80 Broad Street, Monrovia, Liberia. The principal business of Lodge is acting as an investment holding company.  The sole director of Menfield is Marina Loizou, a citizen of Cyprus. She is a Cypriot attorney-at-law and her occupation in Lodge is as director/executive officer.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON OCTOBER 25, 2010.

Item 4.	Purpose of Transaction.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON OCTOBER 25, 2010.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a. and b.) According to the Issuer's most recent annual report on Form 20-F, there were 72,800,000 Common Shares issued and outstanding as of December 31, 2010. The Reporting Persons report beneficial ownership of the following shares of Common Shares:

Menfield may be deemed to beneficially own 14,564,704 Common Shares, representing approximately 20.0% of the outstanding Common Shares. Menfield has the sole power to vote 0 Common Shares and the shared power to vote 14,564,704 Common Shares.  Menfield has the sole power to dispose of 0 Common Shares and the shared power to dispose of 14,564,704 Common Shares.

Lodge may be deemed to beneficially own 14,564,704 Common Shares, representing approximately 20.0% of the outstanding Common Shares.  Lodge has the sole power to vote 0 Common Shares and the shared power to vote 14,564,704 Common Shares.  Lodge has the sole power to dispose of 0 Common Shares and the shared power to dispose of 14,564,704 Common Shares.

Ms. Nomikou may no longer be deemed to beneficially own any of the outstanding Common Shares.  Ms. Nomikou has the sole power to vote 0 Common Shares and the shared power to vote 0 Common Shares.  Ms. Nomikou has the sole power to dispose of 0 Common Shares and the shared power to dispose of 0 Common Shares.

No other persons named in response to Item 2 have the sole or shared power to vote or to direct the vote, to dispose or to direct the disposition of the Common Shares that are the subject of this Statement.

(c.) Except as described herein, none of the other Reporting Persons, and to the best of the Reporting Person's knowledge, none of the other persons named in response to Item 2, were involved in any transactions in Common Shares during the past sixty days.

(d.) Not applicable

(e.) On September 23, 2011 Ms. Nomikou, one of the Reporting Persons, ceased to be the beneficial owner of more than five percent of the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON OCTOBER 25, 2010.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Undertaking.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2011
(Date)

MENFIELD NAVIGATION COMPANY LIMITED

/s/ Marina Loizou
(Signature)

Marina Loizou, Director
(Name/Title)

LODGE HOLDINGS INC.

/s/ Marina Loizou
(Signature)

Marina Loizou, Director
(Name/Title)

EIRINI NOMIKOU

/s/ Eirini Nomikou
(Signature)

Eirini Nomikou
(Name)
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the Common Shares of TORM A/S to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

October 3, 2011
(Date)

MENFIELD NAVIGATION COMPANY LIMITED

/s/ Marina Loizou
(Signature)

Marina Loizou, Director
(Name/Title)

LODGE HOLDINGS INC.

/s/ Marina Loizou
(Signature)

Marina Loizou, Director
(Name/Title)

EIRINI NOMIKOU

/s/ Eirini Nomikou
(Signature)

Eirini Nomikou
(Name)

SK 03810 0001 1231501 v2